UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.  3)*

Steiner Leisure Ltd.
-----------------------------------------------------
(Name of Issuer)

Common Stock
-----------------------------------------------------
(Title of Class of Securities)

P8744Y102
-----------------------------------------------------
(CUSIP Number)

December 31, 2014
-----------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's Initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. P8744Y102






1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Diamond Hill Capital Management, Inc.
31-1019984

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)    [ ]
(b)    [ ]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER
597,476

6. SHARED VOTING POWER
0

7. SOLE DISPOSITIVE POWER
682,441

8. SHARED DISPOSITIVE POWER
0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
682,441

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%

12. TYPE OF REPORTING PERSON
IA



1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Diamond Hill Small Cap Fund
31-1744015

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)    [ ]
(b)    [ ]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5. SOLE VOTING POWER
729,752

6. SHARED VOTING POWER
0

7. SOLE DISPOSITIVE POWER
729,752

8. SHARED DISPOSITIVE POWER
0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
729,752

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12. TYPE OF REPORTING PERSON
IC


Item 1.
(a) Name of Issuer
Steiner Leisure Ltd.

(b) Address of Issuer's Principal Executive Offices
Suite 104A, Saffrey Square, P.O. Box N-9306, Nassau, The Bahamas

Item 2.
(a) Name of Person Filing
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
Diamond Hill Capital Management, Inc. ("Diamond Hill")
Diamond Hill Small Cap Fund ("Fund")

* Filed as Exhibit 1 to this Schedule 13G is a copy of a joint filing agreement between the above indicated persons.


(b) Address of the Principal Office or, if none, residence
The principal address of both the Adviser and the Fund is 325 John H. McConnell Blvd., Suite 200, Columbus, OH 43215

(c) Citizenship
Both the Adviser and the Fund are formed under the laws of the state of Ohio.

(d) Title of Class of Securities
Common Stock

(e) CUSIP Number
P8744Y102


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[  ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[  ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[  ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

[X ]Investment company registered under section 8 of the Investment Company
 Act of 1940 (15 U.S.C. 80a-8).

[X ]An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

[ ]An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

[ ]A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[  ]A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

[ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(k). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(j), please specify the type of institution:___


Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
	(i) Diamond Hill:  	682,441
	(ii) Fund:		729,752
(b) Percent of class:
	(i) Diamond Hill:	5.0%
	(ii) Fund:		5.4%
(c) Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:
		Diamond Hill:	597,476
		Fund:		729,752
	(ii) Shared power to vote or to direct the vote:
		Diamond Hill:	0
		Fund:		0
	(iii)Sole power to dispose or to direct the disposition of:
		Diamond Hill:	682,441
		Fund:	  	729,752
	(iv) Shared power to dispose or to direct the disposition of:
		Diamond Hill:	0
		Fund:	  	0

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following     [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	Diamond Hill does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

	The ultimate power to direct the receipt of dividends paid with respect to,
	and the proceeds from the sale of, such securities, is vested in the
	individual and institutional clients which Diamond Hill serves as investment
	adviser. Any and all discretionary authority which has been delegated to
	Diamond Hill may be revoked in whole or in part at any time.

	Except as may be indicated if this is a joint filing with one of the
	registered investment companies sponsored by Diamond Hill which it also
	serves as investment adviser ("Diamond Hill Funds"), not more than 5% of the
	class of such securities is owned by any one client subject to the
	investment advice of Diamond Hill.

	With respect to securities owned by any one of the Diamond Hill Funds, only
	State Street Bank and Trust Company, as custodian for each of such Funds,
	has the right to receive dividends paid with respect to, and proceeds from
	the sale of, such securities. No other person is known to have such right,
 	except that the	shareholders of each such Fund participate proportionately
	in any dividends and distributions so paid.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not Applicable

Item 8.  Identification and Classification of Members of the Group.
     Not Applicable

Item 9.  Notice of Dissolution of Group.
     Not Applicable

Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 2/6/2015


Diamond Hill Capital Management, Inc.	Diamond Hill Small Cap Fund
By: /s/ Gary Young			By: /s/ Gary Young
Gary Young				Gary Young
Chief Compliance Officer		President